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DWC INSTALLATIONS
2401 Crow Canyon Rd., Suite 201
San Ramon, CA 94583

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about August 12, 2002, by DWC Installations (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of 5 new members to the Company's Board of Directors.

        On July 3, 2002, the Company entered into a Plan of Reorganization with The Children's Internet, Inc., a California corporation. Pursuant to the Plan of Reorganization, which closed on July 3, 2002 we sold 1,166,755 newly issued shares of our common stock to The Children's Internet, Inc. in exchange for an aggregate purchase price of $150,000. This stock sale resulted in 2,287,755 shares issued and outstanding immediately following the transaction. The 1,166,755 shares acquired by The Children's Internet, Inc. equals approximately 51% of our issued and outstanding shares.

        Ten days following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our Shareholders, our current sole director, Alan Schram, will appoint Sholeh Hamedani, Jamshid Ghosseiri, Tyler Wheeler, Roger Campos, and Dale Boehm directors of the Company. Alan Schram will resign as the sole director effective as of the appointment of the new directors.

        This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

        The information contained in this Information Statement concerning The Children's Internet, Inc. and the new directors has been furnished to the Company by The Children's Internet, Inc. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

        The Common Stock is the only class of voting securities of the Company outstanding. As of July 16, 2002, there were 2,287,755 shares outstanding and entitled to one vote per share. There are no shares of Preferred Stock of the Company outstanding.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the appointment of new directors, by:

  •
  each person known to beneficially own more than five percent of the Common Stock;

  •
  each director and officer of the Company (including proposed directors); and

  •
  all directors and executive officers as a group.

Name and Address of Beneficial Owner	Shares of Common Stock(1)		Percent of Class
Alan Schram 15303 Ventura Blvd., Suite 1510 Sherman Oaks, CA 91403	0		0%
Sholeh Hamedani c/o The Children's Internet, Inc. 2401 Crow Canyon Rd., Suite 201 San Ramon, CA 94583	1,166,755	(2)	51%
Jamshid Ghosseiri c/o The Children's Internet, Inc. 2401 Crow Canyon Rd., Suite 201 San Ramon, CA 94583	0		0%
Tyler Wheeler c/o The Children's Internet, Inc. 2401 Crow Canyon Rd., Suite 201 San Ramon, CA 94583	0		0%
Roger Campos, Esq c/o The Children's Internet, Inc. 2401 Crow Canyon Rd., Suite 201 San Ramon, CA 94583	0		0%
Dale Boehm c/o The Children's Internet, Inc. 2401 Crow Canyon Rd., Suite 201 San Ramon, CA 94583	0		0%
All directors, after the resignation of Alan Schram and appointment of new directors (5 persons)	1,166,755		51%
The Children's Internet, Inc. 2401 Crow Canyon Rd., Suite 201 San Ramon, CA 94583	1,166,755		51%

Hagit Bernstein 15303 Ventura Blvd., Suite 1510 Sherman Oaks, CA 91403	200,000	8.7%
Raphi Shram 15303 Ventura Blvd., Suite 1510 Sherman Oaks, CA 91403	200,000	8.7%
Naomi Shram 15303 Ventura Blvd., Suite 1510 Sherman Oaks, CA 91403	195,000	8.5%

(1)
The table above includes all securities that the individuals have a right to acquire within 60 days.

(2)
Includes 1,166,755 shares held in the name of The Children's Internet, Inc.

Directors And Executive Officers

        The following sets forth the name, age and positions, of the Company's officers and directors prior to the Acquisition. Also set forth below is information as to the principal occupation and background for such persons.

        Alan Schram, 31, is the sole Director and the President, Secretary, and Treasurer of the Company, and has been since January 1, 2000. Since 1997 and currently, he has been a Portfolio Manager with Wellington Capital Management based in Los Angeles, and has been managing a private investment Fund, WCM Partners I. Mr. Schram is currently a director and the president of Sales Strategies, Inc., DVD America, Inc. and Royal Holiday Mobile Estates, Inc. Mr. Schram received an MBA from UCLA's Anderson Business School in 1997.

        Ms. Sholeh Hamedani, 34, will be appointed a director of the Company. Ms. Hamedani brings over sixteen years of hands-on experience and knowledge in the multi-media, production, marketing and infomercial industry to her role at the Company. From May 2002 through the present she has served as the President, CEO and Founder of The Children's Internet, Inc. From July of 1995 to August of 2002 she was President and Co-founder of Two Dog Net, Inc. a security solutions provider and software developer based in Northern California. She was responsible for managing product development of new technologies, as well as creating and implementing the marketing strategies. Ms. Hamedani's experience includes local and national advertising campaigns on television, radio, and print as well as producing, scripting and directing educational video programs and television Infomercials. She has managed most elements of a business from initial concept, product development, manufacturing, marketing, media, telemarketing, MIS data control systems and accounting. Prior to Two Dog Net, Inc., Ms. Hamedani was part of the founding team at SyberVision Systems in the Production and TV Media Department from 1985 to 1989. Ms. Hamedani attended California State University, Hayward majoring in Business Administration from 1985 to1988.

        Mr. Jamshid Ghosseiri, 62, will be appointed a director of the Company. From January 9, 1989 through the present he has served as Chief of the Microbiology Department at Mt. Diablo Medical Center. Mr. Ghosseiri has over 35 years of experience in the field of clinical microbiology and research in infectious diseases. He received a B.S. from San Jose State University in 1966 and completed his Post Graduate Studies in Infectious Diseases at Stanford University in 1969.

        Mr. Tyler Wheeler, 32, will be appointed a director of the Company. Mr. Wheeler has spent the greater portion of his life in the presence of computer technology, specializing in system integration and design. He co-founded Micro Tech Systems in 1989. In 1993 he and his father founded Integrative Systems, Inc., a hardware and software computer consulting firm. From January 1996 through the present Mr. Wheeler serves as Vice President of Technology at Two Dog Net, Inc. a security solutions provider and software developer with its technology headquarters based in Fresno California. Mr. Wheeler completed a BA in Finance and Business Law at California State University, Fresno in May of 1996.

        Mr. Roger Campos Esq., 56, will be appointed a director of the Company. Mr. Campos received his JD law degree in June of 1972 from the United States International University (San Diego, CA) and received his BA in June of 1969 from the University of California at Santa Barbara. He has over 25 years of experience in legal and management positions with five federal U.S. agencies during the Nixon, Ford, and Reagan administrations, including the White House's Office of Management and Budget. From February 2002 through the present he serves as President and CEO of the Minority Business Roundtable, a national membership organization, based in Washington DC, for CEO's of the nation's largest minority-owned companies. From January 2000 to February 2002 Mr. Campos was Executive Director of the Minority Business Roundtable. From January 2000 to January 1997 he served as Vice President of government relations for the Hispanic Association of Colleges and Universities. Mr. Campos provides consulting services in the areas of contracting, marketing, venture capital, mergers, and acquisitions.

        Mr. Dale Boehm, 34, will be appointed a director of the Company. From September 2001 continuing through the present, Mr. Boehm has served as Director of Sales at Qwest Telecommunications, Inc. where he is responsible for about 90 direct reports and all of the revenue in the National Accounts division in Illinois and Wisconsin. From December 2000 to September 2001 Mr. Boehm was the Regional Vice President of Central Region Sales at OneSecure Inc, a managed security services provider enabling clients to co-manage firewalls. From January 2000 through the present Mr. Boehm has been an instructor of TCP/IP, Business-to-Business e-Commerce, and IP Technology programs at the University of Wisconsin-Milaukee. He is the Chairman on the Executive Steering Committee for the University Outreach Program. He is also a member of the Information Systems Security Association (ISSA) ®.    Mr. Boehm received his Certificate of Telecommunications Analysis from the University of Wisconsin-Milwaukee in 1994 and is currently enrolled at Concordia University, Mequon, Wisconsin for a Bachelor of Arts, Management & Communication degree.

Certain Relationships and Related Transactions

        On July 3, 2002, the Company entered into a Plan of Reorganization with The Children's Internet, Inc. Pursuant to the Plan of Reorganization, which closed on July 3, 2002 we sold 1,166,755 newly issued shares of our common stock to The Children's Internet, Inc. in exchange for an aggregate purchase price of $150,000. Sholeh Hamedani is the principal of The Children's Internet, Inc.

        On June 28, 2002, the Children's Internet, Inc. entered into a Consulting Agreement with Alan Schram. This agreement provides for Alan Schram to provide consulting services to The Children's Internet, Inc. In return for his services, the agreement entitles Alan Schram to receive 25,000 shares of restricted stock of The Children's Internet, Inc. at the completion of the agreement's 4-month term.

Appointment of New Directors

        Ten days following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our Shareholders, our current sole director, Alan Schram, will appoint Sholeh Hamedani, Jamshid Ghosseiri, Tyler Wheeler, Roger Campos, and Dale Boehm as directors of the Company. Alan Schram will resign as a director effective as of the appointment of the new directors.

Board of Directors Information

        The Company does not have an audit, nominating or compensation committee.

        The Board of Directors of the Company held two meetings during the last fiscal year. All directors attended at least 75% of all Board of Directors' meetings. No director resigned or declined to stand for re-election due to a disagreement with the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

        Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2001, the following individuals failed to comply with the applicable Section 16(a) filing requirements:

        Alan Schram filed his Form 3 late and is delinquent in filing his Form 5 for the fiscal year ended December 31, 2001

        Hagit Bernstein, Raphi Schram and Naomi Schram are each delinquent in filing a Form 5 for the fiscal years ended December 31, 2000 and December 31, 2001.

Compensation of Directors

        The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

Executive Compensation Review

Name and Principal Position	Year	Salary ($)	Annual Bonus	All Other Compensation	Long Term Compensation Awards/Securities Underlying Options(#)
Alan Schram President, Secretary Treasurer	2001 2000	— —	— —	— —	— —

Employment Arrangements

        Our President, Secretary and Treasurer, Alan Schram, is our only employee and he is not subject to an employment agreement. In July 2002, Mr. Schram received compensation for his services in the amount of $142,247.55.

Option Grants

        No option grants were made to the named Executive Officers during fiscal year ended December 31, 2001. No option exercises were made by the named Executive Officers during fiscal year ended December 31, 2001 and no executive officer held unexercised options as of that date.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2002
DWC INSTALLATIONS
/s/ Alan Schram BY: Alan Schram, ITS: President & CEO

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CERTAIN INFORMATION REGARDING THE COMPANY
SIGNATURES